UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                 enherent Corp.
                                ----------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  293313-10-2
                                 --------------
                                 (CUSIP Number)


                                 April 1, 2005
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                              [ X ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

1)       Name of Reporting Person

         I.R.S. Identification No. of Above Person (entities only)

         Paul L. Mellinger

================================================================================

2)       Check the Appropriate Box if a Member of a Group:  Not applicable

         (a)      [      ]

         (b)      [      ]

================================================================================

3)       SEC Use only


================================================================================

4)       Citizenship or Place of Organization:

         United State of America

================================================================================

Number of Shares Beneficially owned by Each Reporting Person with:


5)       Sole Voting Power:                          2,043,080 shares

================================================================================

6)       Shared Voting Power                         0 shares

================================================================================

7)       Sole Dispositive Power:                     2,043,080 shares

================================================================================

8)       Shared Dispositive Power:                   0 shares

================================================================================

9)       Aggregate Amount Beneficially
         owned by Each Reporting Person:             2,043,080 shares

================================================================================

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [   ]

================================================================================

11)      Percent of Class Represented by Amount in Row (9):            4.1%

================================================================================

12)      Type of Reporting Person:   IN

================================================================================

                        Amendment No. 2 to Schedule 13G

The Schedule 13G, dated September 15, 2000, and Amendment No. 1 to Schedule 13G, dated March 1, 2002, of Paul L. Mellinger (the "Reporting Person") is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13G. This Amendment No. 2 to
Schedule 13G should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13G and Amendment No. 1 to Schedule 13G.

Item 1.           (a)  Name of Issuer.

                           enherent Corp.

                  (b)  Address of Issuer's Principal Executive Offices:

                           192 Lexington Ave.
                           New York, New York  10016


Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

                  (a)  Amount beneficially owned:

                           2,043,080

                  (b)  Percent of class:

                           4.1%

                  (c)  Number of shares as to which such person has:

                           (i)   sole power to vote or direct the vote:

                                 2,043,080

                           (ii)  shared power to vote or direct the vote:

                                 0

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                 2,043,080

                           (iv)  shared power to dispose or direct the
                                 disposition of:

                                 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Effective April 1, 2005, Dynax Solutions, Inc. ("Dynax") was merged (the "Merger") with and into enherent Corp. ("enherent"). As a result of the Merger and certain other transactions associated with the Merger, the total common stock outstanding of enherent was increased from 18,433,854 to 49,597,344 as reported in a Form 8-K for enherent on April 6, 2005. Accordingly, Paul L. Mellinger ceased to be the beneficial owner of more than five percent of the common stock and will no longer be a reporting person pursuant to Rule 13d-1(d).

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Paul L. Mellinger



                                                     Date:  April 21, 2005